[LETTERHEAD OF K&L GATES LLP]

October 28, 2008

Via EDGAR and Overnight Delivery

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:	NIVS IntelliMedia Technology Group, Inc.
Amendment No. 1 to Form S-1
Filed October 10, 2008
File No. 333-153005

Dear Mr. Spirgel:

On behalf of NIVS IntelliMedia Technology Group, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 2 on Form S-1/A (“Amendment No. 2”) to the registration statement on Form S-1 that was originally filed on August 13, 2008, as amended by amendment no. 1 filed on October 10, 2008 (“Amendment No. 1”). We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 2, in a clean and marked version to show changes from Amendment No. 1. We have been advised that changes in Amendment No. 2 compared against Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 1, the Commission issued a comment letter dated October 20, 2008. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus Summary, page 1

1.
Comment: Please clarify in the second paragraph on page 1 and elsewhere as appropriate that NIVS PRC is not a direct subsidiary, but is 97.5% owned by NIVS BVI and 2.5% owned by Mr. Tianfu Li, your Chief Executive Officer. Provide a cross-reference to your organizational chart set forth on page F-9 of your financial statements.

Response: We respectfully note your comment and have revised the disclosure regarding the ownership of NIVS PRC accordingly.

Management's Discussion and Analysis…, page 28

Results of Operations, page 32

2.
Comment: We note the revised disclosure you provided with respect to changes in your revenues for the fiscal years ended December 31, 2007 and 2006 in response to prior comment 10 in our letter dated September 12, 2008. Please also provide expanded disclosure regarding the six months ended June 30, 2008 and June 30, 2007. In both places, also address changes in revenues attributable to your intelligent audio and video equipment.

Response: We respectfully note your comment and have provided disclosure regarding the six months ended June 30, 2008 and 2007 and changes in revenues attributable to the Company’s intelligent audio and video equipment.

Larry Spirgel
October 28, 2008

Competition, page 47

3.
Comment: We note your response to comment 18 in our letter dated September 12, 2008, and your disclosure regarding the compatibility of your products. Please also address your relative position compared to your competitors.

Response: We respectfully note your comment and have revised the disclosure to address the Company’s relative position compared to its competitors.

Report of Independent Registered Accounting Firm, page F-2

4.
Comment: We understand from your response to comment 20 in our letter dated September 12, 2008 that your auditor confirms that a large portion of its staff is of Chinese descent and speaks Mandarin, and a majority of the audit work was performed in China. Please expand upon your previous response so that we may understand in greater detail how your auditor conducted their audit in China.

Response: We respectfully note your comment. The Company has indicated that its accounting records are kept at its offices in China. The accounting records are maintained in Chinese and are structured to be in compliance with U.S. GAAP requirements. The Company indicates that its auditor, Kempisty & Company Certified Public Accountants P. C. (“Kempisty”), employs many Chinese-conversant staff (including U.S. CPAs) at Kempisty’s New York office. No foreign audit firm assisted Kempisty in the audit. Kempisty’s staff visited the Company’s operating subsidiary in China and conducted the field work in China. Kempisty performed, supervised and controlled the complete audit, including audit planning and field work via its own staff.

Consolidated Financial Statements

Note 5. Advances to Suppliers, page F-15

5.
Comment: We note your response to comment 28 in our letter dated September 12, 2008. Please describe in the footnote the terms and conditions for advancing cash to suppliers, including a description of any penalties, discounts or interest charges for breaches of terms and conditions, if any, and advise us.

Response: We respectfully note your comment and have revised Note 5 to the financial statements to provide the requested disclosure regarding cash advances to suppliers.

Note 6. IPTV Project Investment, page F-16

6.
Comment: We note your response to comment 30 in our letter dated September 12, 2008. Disclose and explain to us, in detail, your basis for concluding that the fair value of the machinery and equipment received from Guanghua was equivalent to the fair value of your investment in IPTV for Residential Areas.

Response: We respectfully note your comment and have revised Note 6 to the financial statements to explain the Company’s basis for concluding that the fair value of the machinery and equipment received from Guanghua was equivalent to the fair value of the Company’s investment in IPTV for Residential Areas.

Note 8. Due from Related Parties, page F-17

7.	Comment: Disclose the terms and manner of settlement of amounts due to/from related parties.

Response: We respectfully note your comment and have revised Note 8 to the financial statements to disclose the terms and manner of settlement of amounts due to/from related parties.

Note 11. Customer Deposit, page F-19

Larry Spirgel
October 28, 2008

8.
Comment: We note your response to comment 22 in our letter dated September 12, 2008. With a view towards providing accounting policy footnote disclosure, please revise the footnote and provide a brief description of the terms and conditions for accepting and holding customer deposits, including a description of any penalties, discounts or interest charges for breaches of terms and conditions, if any.

Response: We respectfully note your comment and have revised Note 11 to the financial statements to provide the requested disclosure regarding acceptance and holding of customer deposits.

Note 23. Segment Information, page F- 24

9.
Comment: In your segment information chart, please explain to us the change in standard audio and video equipment revenue for "other countries" from June 30, 2007, which shows $9.7 million, to December 31, 2007, which shows nil.

Response: We respectfully note your comment and have corrected the segment information chart to indicate nil for “other countries” for the six months ended June 30, 2007 and $21.5 million under “China” for the six months ended June 30, 2007.

Please do not hesitate to contact Anh Q. Tran, Esq. at (310) 552-5083 or the undersigned at (310) 552-5000 with any questions.

Sincerely,

/s/ Thomas J. Poletti

Thomas J. Poletti, Esq.

cc:	Tianfu Li, NIVS IntelliMedia Technology Group, Inc.
Paul Fischer, United States Securities and Exchange Commission